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                        May 5, 2023

       Hao-Yuan Chuang
       Chief Financial Officer
       BELITE BIO, INC
       12750 High Bluff Drive Suite 475
       San Diego, CA 92130

                                                        Re: BELITE BIO, INC
                                                            Registration
Statement on Form F-3
                                                            Filed May 1, 2023
                                                            File No. 333-271549

       Dear Hao-Yuan Chuang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Portia Ku